AVRICORE HEALTH APPOINTS CEO,

PRESIDENT AND ADVISORS

VANCOUVER – (GLOBE NEWSWIRE) – October 15, 2019 – Avricore Health Inc. (TSXV: AVCR, OTC: AVCRF) (“Avricore Health” or the “Company”) Board of Directors announces the appointment of Hector Bremner as Chief Executive Officer and Bob Rai as President effective immediately. Bremner previously held the position of Executive Vice President of Avricore’s Branding, Strategic Communications and Public Affairs and Rai has served as CEO since 2017.

This move reflects the Company’s strategic plan and comes after months of internal preparation for the current commercialization phase for HealthTabÔ + Rapid Access Safety Test Response (RASTR) Network.

“The Company has embarked on a bold transition under Bob Rai’s leadership and we are now poised to realize the fruits of those efforts,” said David Hall, Avricore’s Board Chair “Since joining the Company, Hector has brought a renewed energy and strategic approach which everyone on the team felt was the right one for this new phase in our development.”

Rai will remain a Board Director in addition to his new role of President, ensuring consistency and a strong knowledge base for the Company.

“I am so grateful for the support of my fellow Board members and shareholders as we have gone through the challenges of building this Company, which is truly innovative,” stated Mr. Rai. “And I have absolute confidence in Hector’s ability to lead us in this exciting growth period.”

Mr. Bremner joined Avricore in January 2019 as an advisor, and then as Executive Vice-President in June, providing strategic guidance on product offering, market development and communications.

“Avricore’s team is incredible and I am so honoured to be a part of realizing the full potential of HeathTab + the RASTR Network,” commented Mr. Bremner. “We have built a considerable portfolio of near-term commercial agreements and long-term opportunities based on our unique platforms. Our focus now is delivering on these programs and driving value creation for our customers and shareholders.”

In addition to these appointments, the Company is also pleased to announce two new Board Advisors, David Noshad, PhD and Sotiris Antoniou, BPharm.

Dr. Noshad is a part-time Faculty member at British Columbia’s Thompson Rivers University as well as a Researcher and Instructor at the University of Victoria. He is also President of Bio-Act Technology which specializes in research and development consulting and project management. Sectors in which he has provided consultation services to include life-sciences, cannabis, forestry, mining, oil & gas and agri-food.. In 2010, Dr. Noshad served as Principle Co-Investigator with the UBC’s Faculty of Pharmaceutical Sciences in pharmacology of Cannabis; characterizing cannabinoids and terpenes in Cannabis and Humulus. The projects included in vitro culture techniques, biochemical analysis, molecular biology and genomic techniques.

Mr. Antoniou, based in London, England, is Consultant Pharmacist at Barts Heart Centre, part of Barts Health NHS Trust. Combined with his role as Lead Cardiovascular Pharmacist for University College London Partners, Antoniou supports economic medicine optimisation to optimise patient outcomes and address unmet local needs in a cost efficient process. He is an independent prescriber and is currently chair of the cardiac committee for United Kingdom Clinical Pharmacy Association (UKCPA). He is chair of the DRM-foundation that supports the international Pharmacist Anticoagulation Taskforce (iPACT). A group aimed to improve pharmaceutical care around anticoagulants, by providing background materials and stimulating pharmacists to provide appropriate care to their patients. Sotiris is also on the medical advisor board for the AF association.

The Company has granted stock options to purchase up to 2,060,000 common shares of the Company pursuant to its Stock Option Plan to various directors, officers and consultants of the Company. Each option is exercisable for a period of five years at an exercise price of $0.05 per common share, subject to regulatory regulations.

About Avricore Health Inc.

Avricore Health Inc. is committed to becoming a health innovator and applying technologies at the forefront of science to core health issues at the community pharmacy level. The Company’s goal is to empower consumers, patients and pharmacists with innovative technology, products, services and information to monitor and optimize health. www.avricorehealth.com

Cautionary Note Regarding Forward-Looking Statements

Information in this press release that involves Avricore Health's expectations, plans, intentions or strategies regarding the future are forward-looking statements that are not facts and involve a number of risks and uncertainties. Avricore Health generally uses words such as "outlook," "will," "could," "would," "might," "remains," "to be," "plans," "believes," "may," "expects," "intends," "anticipates," "estimate," "future," "positioned," "potential," "project," "remain," "scheduled," "set to," "subject to," "upcoming," and similar expressions to help identify forward-looking statements. In this press release, forward-looking statements include statements regarding: the completion of the placement and the  expected timing thereof and the Company's expected use of proceeds from the placement; the unique features that the HealthTabTM platform offers to pharmacists and patients. Forward-looking statements reflect the then-current expectations, beliefs, assumptions, estimates and forecasts of Avricore Health's management. The forward-looking statements in this press release are based upon information available to Avricore Health as of the date of this press release. Forward-looking statements believed to be true when made may ultimately prove to be incorrect. These statements are not guarantees of the future performance of Avricore Health and are subject to a number of risks, uncertainties and other factors, some of which are beyond its control and may cause actual results to differ materially from current expectations, including without limitation: failure to meet regulatory requirements; changes in the market; potential downturns in economic conditions; and other risk factors described in Avricore's public filings. These forward-looking statements speak only as of the date on which they are made, and the Company undertakes no obligation to update them publicly to reflect new information or the occurrence of future events or circumstances, unless otherwise required to do so by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Contact:

Hector Bremner, CEO 604-773-8943

info@avricorehealth.com
www.avricorehealth.com